Exhibit 12.2

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Six Months Ended
	Year Ended December 31					June 30
	____________________________________________					_________________
	1998	1999	2000	2001	2002	2002	2003
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$159,870	$146,124	$152,322	$128,970	$120,543	$60,990	$57,719
Interest capitalized during the period	1,341	238	1,458	1,945	3,937	2,413	319
Interest factor related to noncapitalized leases (a)	11,308	13,065	13,394	11,729	11,128	5,670	5,631
Adjustable conversion-rate equity security unit distributions	-	-	-	947	13,219	6,568	6,621
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	172,519	159,427	167,174	143,591	148,827	75,641	70,290
Preferred stock dividend requirements - pretax	19,940	17,129	16,019	15,180	14,548	7,357	7,006
	_______	_______	_______	_______	_______	_______	_______
Combined fixed charges and preferred
dividend requirements	$192,459	$176,556	$183,193	$158,771	$163,375	$82,998	$77,296
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$(16,878)	$355,940	$298,331	$(47,611)	$1,005	$(29,030)	$(28,981)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	3,791	(6,115)	(2,061)	8,039	2,435	2,055	(340)
Total fixed charges	172,519	159,427	167,174	143,591	148,827	75,641	70,290
Less interest capitalized	(1,341)	(238)	(1,458)	(1,945)	(3,937)	(2,413)	(319)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$158,091	$509,014	$461,986	$102,074	$148,330	$46,253	$40,650
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to combined fixed charges and preferred dividend requirements	-	2.88	2.52	-	-	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$34,368	$-	$-	$56,697	$15,045	$36,745	$36,646

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.